FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

December 29th , 2003

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding Nova presents at Needham Conference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 29th	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gal IR International
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud.Helft@galir.com
http://www.nova.co.il	Kenny.Green@galir.com

NOVA MEASURING INSTRUMENTS
TO PRESENT AT NEEDHAM CONFERENCE

Conference Scheduled for January 7, 2004

REHOVOTH, Israel – December 29th, 2003 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), a worldwide leader in the development, designs and production of integrated process control systems in the semiconductor manufacturing industry, announces that its President and CEO, Dr. Giora Dishon will be presenting at the Needham & Company Sixth Annual Growth Conference.

The conference is taking place at The New York Palace Hotel, 455 Madison Avenue New York, New York, Dr. Dishon is presenting there on Wednesday, January 7, 2004 at 11:30 a.m. Eastern Time.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s web site is www.nova.co.il.